December 15, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Baker Hughes, a GE company, LLC

Baker Hughes Co-Obligor, Inc.

Registration Statement on Form S-4

Filed with the Securities and Exchange Commission on the Date Hereof

Ladies and Gentlemen:

Baker Hughes, a GE company, LLC, a Delaware limited liability company (the “Company”), and Baker Hughes Co-Obligor, Inc., a Delaware corporation and wholly owned subsidiary of the Company (the “Co-Obligor” and, together with the Company, the “Issuers”), filed a registration statement on Form S-4 on December 15, 2017 (the “Registration Statement”), with respect to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of $1,250,000,000 aggregate principal amount of the Issuers’ 2.773% Senior Notes due 2022 (the “2022 Exchange Notes”), $1,350,000,000 aggregate principal amount of the Issuers’ 3.337% Senior Notes due 2027 (the “2027 Exchange Notes”) and $1,350,000,000 aggregate principal amount of the Issuers’ 4.080% Senior Notes due 2047 (the “2047 Exchange Notes” and, together with the 2022 Exchange Notes and the 2027 Exchange Notes, the “Exchange Notes”), in connection with the offers by the Issuers to exchange (the “Exchange Offers”) their 2022 Exchange Notes, 2027 Exchange Notes and 2047 Exchange Notes for all outstanding unregistered 2.773% Senior Notes due 2022 (the “2022 Restricted Notes”), all outstanding unregistered 3.337% Senior Notes due 2027 (the “2027 Restricted Notes”) and all outstanding unregistered 4.080% Senior Notes due 2047 (the “2047 Restricted Notes” and, together with the 2022 Restricted Notes and the 2027 Restricted Notes, the “Restricted Notes”), respectively. The associated filing fee for the Registration Statement in the amount of $$491,775.00 is on deposit with the Securities and Exchange Commission.

The Issuers make the following representations in connection with the Registration Statement:

1.    The Issuers are registering the Exchange Offers in accordance with interpretations by the staff of the Securities and Exchange Commission enunciated in interpretive letters such as those addressed to Exxon Capital Holdings Corporation (available May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated (available June 5, 1991), Shearman & Sterling (available July 2, 1993) and Brown & Wood LLP (available February 7, 1997).

2.    The Issuers and their respective affiliates have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offers and to the best of the Issuers’ information and belief, each person participating in the Exchange Offers is acquiring the Exchange Notes in its ordinary course of business, and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes to be received in the Exchange Offers. Each tendering holder will be required to represent the foregoing in the letter of transmittal constituting part of the Exchange Offers (the “Letter of Transmittal”) (see paragraph 5 below).

3.    The Issuers will make each person participating in the Exchange Offers aware, through the prospectus included in the Registration Statement (the “Prospectus”), that any person who uses the Exchange Offers to participate in a distribution of the Exchange Notes (1) cannot rely on the position of the Commission Staff enunciated in the Exxon Capital Letter or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes. See “The Exchange Offers—Resale of Exchange Notes” in the Prospectus. The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

4.    The Issuers will make each person participating in the Exchange Offers aware, through the Prospectus, that any broker-dealer who acquired Restricted Notes for its own account and as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for the Restricted Notes pursuant to the Exchange Offers, may be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act, which may be the Prospectus, as supplemented and amended from time to time, in connection with any resale of the Exchange Notes. See “Plan of Distribution” in the Prospectus.

5.    The Issuers will include in the Letter of Transmittal the following provisions (see pages 4 and 5 of Exhibit 99.1 to the Registration Statement):

“The undersigned specifically represent(s) to the Issuers that:

•	it is not an affiliate of the Issuers within the meaning of Rule 405 of the Securities Act or, if it is such an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act, to the extent applicable;

•	it is not participating, and it has no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the Exchange Notes in violation of the provisions of the Securities Act;

•	if it is a broker-dealer, it has not entered into any arrangement or understanding with the Issuers or any of the Issuers’ affiliates to distribute the Exchange Notes;

•	it is acquiring the Exchange Notes in the ordinary course of its business; and

•	it is not acting on behalf of any person or entity that could not truthfully make these representations.

If the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Restricted Notes pursuant to the exchange offers.

If the undersigned is not a broker-dealer, the undersigned represents that it acquired the Exchange Notes in the ordinary course of its business, it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes and it has no arrangements or understandings with any person to participate in a distribution of the Exchange Notes. If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Restricted Notes, it represents that the Restricted

Notes to be exchanged for Exchange Notes were acquired by it as a result of market-making activities or other trading activities and acknowledges that it will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.”

[Signature Page Follows]

Very truly yours,

Baker Hughes, a GE company, LLC

By:	/s/ Lee Whitley
Name: Lee Whitley
Title: Associate General Counsel & Corporate Secretary

Baker Hughes Co-Obligor, Inc.

By:	/s/ Lee Whitley
Name: Lee Whitley
Title: Secretary